EXHIBIT 99.2

Compensation Committee Charter

(As of January 2004)

Purposes

The primary purposes of the Compensation Committee are to (1) oversee the compensation of the Company’s officers, (2) approve and recommend to the Board the Company’s policies, programs, procedures and objectives for compensating its officers and key employees and (3) administer the Company’s equity based incentive compensation plans. Its responsibilities in that regard include:

•	Monitoring compensation practices at other companies generally and in the retail industry in particular;

•	Establishing corporate goals and objectives with respect to compensation; and

•	Overseeing the Company’s compensation setting practices.

In discharging its duties, the Committee is empowered to investigate any matter brought to its attention with full access to all Company books, records, facilities, personnel, legal counsel and independent auditors, along with the sole power to retain and terminate outside counsel or other experts for this purpose and to approve their fees and other retention terms.

The Committee shall review the adequacy of this charter on an annual basis and recommend any appropriate changes to the Board for consideration.

Membership

Appointment and Removal. The Committee shall be appointed by the Board and shall serve at the pleasure of the Board for such term as the Board may decide or, with respect to an individual Committee member, until such Committee member is no longer a Board member. The Board shall designate the chairperson of the Committee.

Number and Meetings. The Committee shall be comprised of not less than three members of the Board. The Committee shall meet as often as necessary to fulfill its responsibilities.

Independence. The Committee members will each qualify as (1) an “independent director” under the rules of the New York Stock Exchange, (2) an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986 and (3) a “non-employee director” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, in each case as such requirements may be interpreted or amended from time-to-time by the promulgating authority. These requirements as currently in effect are summarized in Annex A hereto. Accordingly, the members of the Committee will be directors who the Board affirmatively concludes have no material relationship to the Company, as determined by the Board, either directly or as a partner, shareholder or officer of any organization that has a relationship with the Company.

The failure of the Committee to satisfy the independence requirements set forth above shall not invalidate any actions taken by the Committee.

Responsibilities

The following functions shall be the common, recurring activities of the Committee in carrying out its duties.

1. Executive Compensation Policies and Programs. The Committee shall review, approve and administer the Company’s compensation policies and programs for officers and key employees.

2. Director Compensation. The Committee shall periodically review the status of Board compensation policies and shall discuss the results of such review with the Board. The Committee shall not, however, have the authority to approve or determine director compensation.

3. Chief Executive Officer Compensation. The Committee, acting together with any other independent directors who have advised the Chairperson of the Committee that they would like to participate, shall (a) review and approve, at least annually, corporate goals and objectives relevant to the compensation of the Chief Executive Officer of the Company, (b) evaluate the performance of the Chief Executive Officer in light of those corporate goals and objectives, and (c) have sole authority to determine and approve the Chief Executive Officer’s compensation level based on those evaluations and such other factors as it deems appropriate. The Committee shall report the determination of the Chief Executive Officer’s compensation to the Board.

4. Non-CEO Compensation. The Committee shall make recommendations to the Board with respect to non-CEO compensation.

5. Incentive Compensation Plans. The Committee shall make recommendations to the Board with respect to incentive compensation plans.

6. Equity-Based Plans. The Committee shall make recommendations to the Board with respect to equity-based plans and grants thereunder and shall oversee the grants, guidelines and rules thereunder.

7. Certain Other Plans. Unless expressly provided otherwise, the Committee shall administer the Company’s equity based incentive compensation plans and other plans adopted by the Board that contemplate administration by a Board committee; provided, however, that, absent express approval of the Board, the Committee will not administer or have oversight of the administration of any employee benefit plan subject to the Employee Retirement Income Security Act.

8. Regulatory Compliance. The Committee shall, in consultation with appropriate officers of the Company, oversee regulatory compliance with respect to compensation matters, including overseeing any compensation programs intended to preserve tax deductibility and, as may be required, establishing performance goals and determining whether performance goals have been attained for purposes of Section 162(m) of the Internal Revenue Code.

9. Approval of Newly-Hired and Promoted Executive Officers. The Committee shall review and recommend to the Board the hiring and initial compensation of newly-hired executive officers and officers promoted to executive officer positions. With respect to the position of Chief Executive Officer, the Board’s review and approval shall be required to appoint a newly-hired person or to promote a person to that office, but the Committee, acting together with any other independent directors who have advised the Chairperson of the Committee that they would like to participate, shall have the sole authority to determine the compensation of a newly-hired Chief Executive Officer or a person promoted into that position.

10. Proxy Statement Report. The Committee shall prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company’s annual proxy statement or annual report on Form 10-K.

11. Review of Other Matters. The Committee shall review and discuss such other matters that relate to the accounting, auditing and financial reporting practices and procedures of the Company as the Committee may, in its own discretion, deem desirable in connection with the review functions described above.

12. Other Duties. The Committee shall perform any other duties or responsibilities delegated to the Committee by the Board from time to time.

13. Reports to the Board. The Committee shall report regularly to the Board.

14. Annual Evaluation. The Committee shall conduct and review with the Board annually an evaluation of the Committee’s performance.

Annex A
Compensation Committee
Independence Requirements

NYSE Rules. No director qualifies as “independent” unless the Board affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In addition, the following directors shall not satisfy the definition of “independent”:

• A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationship.

• A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.

• A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not “independent” until three years after the end of the affiliation or the employment or auditing relationship.

• A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

• A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

Internal Revenue Code. For purposes of Section 162(m) of the Internal Revenue Code, a member cannot (1) be a current employee of the Company or an affiliate, (2) be a former employee of the Company or an affiliate who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, (3) be a former officer of the Company or an affiliate or (4) receive remuneration from the Company or an affiliate, either directly or indirectly, in any capacity other than as a director. (For this purpose, remuneration includes any payment in exchange for goods or services). The foregoing four requirements shall be interpreted consistent with Treas. Reg. §1.162-27(e)(3).

SEC Section 16. For purposes of Rule 16b-3 of the Exchange Act, no member of the Committee can (1) currently be an officer (as defined in Rule 16a-1(f) of the Exchange Act) of the Company or a subsidiary of the Company, or otherwise be currently employed by the Company or a subsidiary of the Company, (2) receive compensation, either directly or indirectly, from the Company or a subsidiary of the Company, for services rendered as a consultant or in any capacity other than as a director, except for an amount that does not exceed the dollar amount for which disclosure would be required pursuant to Reg. S-K, Item 404(a) of the Exchange Act, (3) possess an interest in any other transaction for which disclosure would be required pursuant to Rule 404(a) or (4) engage in a business relationship for which disclosure would be required pursuant to Rule 404(b) of the Exchange Act.